                                    BIOVAIL

                           CORPORATION INTERNATIONAL





                                      LOGO




                              INTERIM REPORT 1999

                                 SECOND QUARTER

DEAR FELLOW SHAREHOLDER

I am pleased to report that 1999 continues to be an excellent year for Biovail Corporation, as we once again achieved record second quarter and year-to-date financial results. These results are accompanied by significant progress in all aspects of our operations. This sets the stage for continued significant growth throughout the remainder of 1999 and well into the future.

TIAZAC(R)

The steady penetration of Tiazac(R), Biovail's once-daily diltiazem product, continued in the U.S. market, bolstered by the first quarter introduction of a 420mg dosage strength. By the second quarter of this year, Tiazac(R) had achieved a 16% share of the U.S. diltiazem market.

GENERIC VERELAN AND ADALATCC

Towards the end of the second quarter, Biovail announced the launch by our U.S. marketing partner, Teva Pharma-ceuticals, of a generic version of Verelan, a calcium channel blocker used in the treatment of hypertension.

     Also, towards the end of the quarter, the Company received tentative approval from the U.S. FDA for the 30mg and 60mg formulations of its generic version of AdalatCC. Upon launch, Biovail will be entitled to 180 days of marketing exclusivity for the 60mg dosage as the first generic formulation filed. The launch of the 30mg dosage will follow the expiration of a similar period of exclusivity held by another company. Total branded sales in the U.S. of AdalatCC in 1998 were estimated at $357 million, with the 30mg dosage accounting for 30% and the 60mg dosage accounting for 45%. Upon launch, Biovail's generic version of AdalatCC will be marketed by Teva Pharmaceuticals.

CRYSTAAL EXPANSION

Crystaal, Biovail's Canadian sales and marketing division, continued its impressive growth in the second quarter. Sales of Tiazac(R) continued to grow, with the impact of the product's first quarter inclusion in the Ontario Drug Benefit Formulary.

     Along with Tiazac(R), Crystaal's portfolio includes the clot dissolving agent Retavase; Brexidol, a unique pain control product with a variety of indications including sports injuries, post-operative pain and dysmenorrhea; and the recently-launched antidepressant Celexa, currently being co-promoted with Lundbeck Canada. Sales activities continue to be extremely encouraging.

     In the second quarter, Crystaal's portfolio was strengthened by the addition of Cardiac STATus(TM), a rapid point-of-care diagnostic test developed to assist in the early identification of patients with acute myocardial infarction (heart attacks). Each year, approximately 750,000 Canadians visit emergency rooms complaining of chest pains. In the busy, often over-stressed ER environment, early detection of heart attack is pivotal in determining treatment and ultimately increasing survival. Under the terms of the agreement with Spectral Diagnostics Inc., Crystaal will be the exclusive distributor of Cardiac STATus(TM) in Canada. This product is a natural complement to Crystaal's Retavase marketing effort and positions the Company to take a leading role in the expanding $50 million a year Canadian Acute Coronary Syndromes market.

     In addition, Crystaal has two products in final development phase for Canadian regulatory submissions. These are Corlopam, in-licensed from Elan Corporation and used for the in-hospital treatment of hypertension; and d-methylphenidate, a chiral version of Ritalin, an attention deficit disorder treatment licensed from Celgene Corporation.

PRODUCT PIPELINES

Product development continues on schedule on the Company's ANDA pipeline. Six products are currently awaiting FDA approval in the U.S., including generic versions of Cardizem CD, Procardia XL, Dilacor and Voltaren. Four products are awaiting approval in Canada, including generic versions of Cardizem CD, Trental and Verelan.

     Excellent progress is also continuing in the NDA pipeline with the products being developed by Intelligent Polymers, as well as the development of a controlled release version of the best-selling antidepressant Celexa.

CONTRACT RESEARCH AND MANUFACTURING

Other areas of the Company also continue to grow significantly. Biovail's Contract Research Division reported a 200% increase in second quarter revenue, and a 100% revenue increase in the first six months compared to last year. The clinic has recently been expanded to accommodate the increased activity from its third party clients as well as contract work from Biovail and Intelligent Polymers.

     Manufacturing capacity is also being expanded in both Puerto Rico and Manitoba in preparation for expected product approvals.

RECORD FINANCIALS

Biovail reported record second quarter and first half financial results for 1999. Revenue for the second quarter and first half increased by 43% and 37% respectively to $36.2 million and $64.4 million, compared to second quarter 1998 revenue of $25.3 million and first half 1998 revenue of $47.1 million. Operating income for the second quarter was $15.5 million and for the first half of 1999 was $27.1 million, representing increases of 53% and 46% respectively over the same periods in 1998. Net income for the second quarter was $12.1 million, or $0.49 per share, compared to net income of $9.5 million, or $0.36 per share, earned in the second quarter of 1998. For the first half of 1999, net income was $20.4 million, or $0.83 per share, compared to $17.4 million, or $0.65 per share, in the first half of 1998.

     These excellent second quarter results, in combination with ongoing exciting developments, keep Biovail solidly on track for another record setting year.

     On behalf of the Board, I would like to thank our shareholders for their support, and everyone who has contributed to Biovail's continuing success.


(signed) Eugene Melnyk

EUGENE MELNYK
Chairman of the Board
consolidated balance sheets


(All dollar amounts are expressed in thousands of U.S.dollars)


                                                  JUNE 30,          December 31,
                                                    1999               1998
                                                (Unaudited)          (Audited)
                                                -----------          ---------
ASSETS
CURRENT
 Cash and short-term deposits                  $     86,358        $      78,279
 Accounts receivable                                 36,521               42,768
 Inventories                                         15,199               10,542
 Executive stock purchase plan loans                  3,025                2,924
 Deposits and prepaid expenses                        3,264                3,357
                                               ------------        -------------
                                                    144,367              137,870
LONG-TERM INVESTMENTS                                10,055               10,055
CAPITAL ASSETS, net                                  25,464               23,677
OTHER ASSETS, net                                    29,072               28,317
                                               ------------        -------------
                                               $    208,958        $     199,919
                                               ============        =============

LIABILITIES
CURRENT
 Accounts payable                              $      7,300        $      12,244
 Accrued liabilities                                  5,561                4,129
 Income taxes payable                                 1,293                1,004
 Customer prepayments                                16,126                4,516
 Current portion of long-term debt                      751                  653
                                               ------------        -------------
                                                     31,031               22,546
LONG-TERM DEBT                                      125,856              126,182
                                               ------------        -------------
                                                    156,887              148,728
                                               ============        =============
SHAREHOLDERS' EQUITY
 Share capital                                       21,019               19,428
 Warrants                                             8,244                8,244
 Retained earnings                                   22,059               24,748
 Cumulative translation adjustment                      749               (1,229)
                                               ------------        -------------
                                                     52,071               51,191
                                               ------------        -------------
                                               $    208,958        $     199,919
                                               ============        =============

consolidated statements of income

(All dollar amounts except per share data are expressed in thousands of U.S.dollars)

                                                  Three Months Ended
                                                       June 30,
(Unaudited)                                      1999                   1998
-----------                              ------------          -------------
REVENUE                                        36,164                 25,255
EXPENSES
 Cost of goods sold                             7,848                  6,867
 Research and development                       6,459                  4,103
 Selling,general and
 administrative                                 6,359                  4,143
                                         ------------           ------------
                                               20,666                 15,113
                                         ------------           ------------

OPERATING INCOME                               15,498                 10,142
INTEREST EXPENSE, net                          (2,657)                   (89)
                                         ------------           ------------

INCOME BEFORE INCOME TAXES                     12,841                 10,053
PROVISION FOR INCOME TAXES                        775                    510
                                         ------------           ------------
NET INCOME                               $     12,066           $      9,543
                                         ============           ============
EARNINGS PER SHARE                       $       0.49           $       0.36
                                         ============           ============
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                  24,534,000             26,849,900
                                         ============           ============


SEGMENTED INFORMATION

REVENUE FROM EXTERNAL CUSTOMERS
 Product sales                           $     24,979           $     17,296
 Research and development                       8,635                  4,109
 Royalty and licensing                          2,550                  3,850
                                         ------------           ------------
                                         $     36,164           $     25,255
                                         ============           ============
SEGMENT OPERATING INCOME (LOSS)
 Product sales                           $     12,687           $      7,219
 Research and development                       1,633                   (410)
 Royalty and licensing                          2,524                  3,871
 Unallocated                                   (1,346)                  (538)
                                         ------------           ------------
                                         $     15,498           $     10,142
                                         ============           ============

consolidated statements of income


(All dollar amounts except per share data are expressed in thousands of U.S.dollars)


                                                       Six Months Ended
                                                            June 30,
(Unaudited)                                       1999                      1998
-----------                                   ------------             ------------
REVENUE                                             64,395                   47,144
EXPENSES
 Cost of goods sold                                 12,887                   12,009
 Research and development                           11,783                    8,132
 Selling,general and
 administrative                                     12,604                    8,454
                                              ------------             ------------
                                                    37,274                   28,595
                                              ------------             ------------
OPERATING INCOME                                    27,121                   18,549
INTEREST EXPENSE, net                               (5,449)                    (157)
                                              ------------             ------------
INCOME BEFORE INCOME TAXES                          21,672                   18,392
PROVISION FOR INCOME TAXES                           1,308                    1,001
                                              ------------             ------------
NET INCOME                                    $     20,364             $     17,391
                                              ============             ============
EARNINGS PER SHARE                            $       0.83             $       0.65
                                              ============             ============
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                       24,534,000               26,849,900
                                              ============             ============



SEGMENTED INFORMATION

REVENUE FROM EXTERNAL CUSTOMERS
 Product sales                                $     37,541             $     28,763
 Research and development                           15,352                   11,953
 Royalty and licensing                              11,502                    6,428
                                              ------------             ------------
                                              $     64,395             $     47,144
                                              ============             ============
SEGMENT OPERATING INCOME (LOSS)
 Product sales                                $     15,834             $     10,837
 Research and development                            2,575                    2,957
 Royalty and licensing                              11,277                    6,294
 Unallocated                                        (2,565)                  (1,539)
                                              ------------             ------------
                                              $     27,121             $     18,549
                                              ============             ============

consolidated statements of cash flows

(All dollar amounts are expressed in thousands of U.S. dollars)

                                                                   Six Months Ended
                                                                       June 30,

(Unaudited)                                                    1999               1998
-----------                                               ------------        ------------
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
 Net income for the period                                $     20,364        $     17,391
 Depreciation and amortization                                   3,154               2,346
                                                          ------------        ------------
                                                                23,518              19,737
                                                          ------------        ------------
 Changes in non-cash operating items:
 Decrease in accounts receivable                                 6,497               4,311
 Increase in inventories                                        (4,471)             (1,893)
 Decrease (increase) in deposits
 and prepaid expenses                                               93                (249)
 Decrease in accounts payable
 and accrued liabilities                                        (3,259)               (880)
 Increase in income taxes payable                                  301                 437
 Increase in customer prepayments                               11,610               5,240
                                                          ------------        ------------
                                                                10,771               6,966
                                                          ------------        ------------
                                                                34,289              26,703
                                                          ------------        ------------
INVESTING
 Additions to capital assets,net                                (2,785)             (2,235)
 Executive stock purchase plan loans                                31                 116
 Acquisition of product rights                                  (1,811)                  -
 Acquisition of royalty interest                                     -             (15,000)
 Increase in other assets                                            -                (170)
 Acquisition of long-term investments                                -              (7,500)
                                                          ------------        ------------
                                                                (4,565)            (24,789)
                                                          ------------        ------------
FINANCING
 Acquisition of share capital                                  (23,550)                  -
 Issuance of share capital                                       2,088               3,858
 Reduction in other long-term debt                                (300)             (7,840)
 Increase in other long-term debt                                    -              14,706
                                                          ------------        ------------
                                                               (21,762)             10,724
                                                          ------------        ------------
EFFECT OF EXCHANGE RATE CHANGES
ON CASH                                                            117                 (31)
                                                          ------------        ------------
INCREASE IN CASH                                                 8,079              12,607
                                                          ------------        ------------
CASH AND SHORT-TERM DEPOSITS,
BEGINNING OF PERIOD                                             78,279               8,275
                                                          ------------        ------------
CASH AND SHORT-TERM DEPOSITS,
END OF PERIOD                                             $     86,358        $     20,882
                                                          ============        ============

shareholder information

Head office

Biovail Corporation International
2488 Dunwin Drive
Mississauga,Ontario
Canada L5L 1J9

How to Reach Us for More Information

For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations or visit our web site.

By mail:
Biovail Corporation International
2488 Dunwin Drive
Mississauga,Ontario
Canada L5L 1J9

By phone:
(416) 285-6000

By fax:
(416) 285-6499

By e-mail:
ir@biovail.com

Website:
www.biovail.com


corporate information


STOCK LISTING                      REGISTRARS AND TRANSFER AGENTS
New York Stock Exchange            CIBC Mellon Trust Company
Toronto Stock Exchange             Toronto, Ontario
Symbol: BVF

                                   ChaseMellon
                                   Shareholder Services
                                   New York, USA


To the extent any statements made in this report contains information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

                                     BIOVAIL

                           CORPORATION INTERNATIONAL



















            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                       Tel 416-285-6000 Fax 416-285-6499